UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported):	April 30, 2025 (March 25, 2025)

Vulcain Corporation

(Exact name of registrant as specified in its charter)

Delaware	83-2462209
(State or other	(I.R.S. Employer
jurisdiction of incorporation)	Identification No.)

27 West Anapamu Street, Suite 256

Santa Barbara, CA  93101

(Address of principal executive offices) (zip code)

(509) 703-4187

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On March 25, 2025, the Company’s corporate name was changed to Vulcain Corporation from Traccom Inc.  The Company filed a certificate of amendment to its certificate of incorporation with the State of Delaware on March 25, 2025 to effect the name change.  A copy of the amendment to the certificate of incorporation is attached hereto as Exhibit 99.1.

Exhibits

99.1Certificate of Amendment to Certificate of Incorporation dated March 24, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VULCAIN CORPORATION

Dated: April 30, 2025	By:	/s/ Greg Duffell
	Name:	Greg Duffell
	Title:	Chief Executive Officer